KEEFE, BRUYETTE & WOODS, INC.

August 10, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Citizens Community Bancorp, Inc. Registration Statement on Form S-1 (File number 333-135527)

Dear Sir or Madam:

          We hereby request acceleration of the effective date of the above-referenced Registration Statement to Monday, August 14, 2006, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

KEEFE, BRUYETTE & WOODS, INC.
By:	/s/ Douglas L. Reidel Douglas L. Reidel Managing Director
cc:	Mark Webb Michael Clampitt